Exhibit 99.1

FF301 Page 1 of 11 v 1.1.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 30 November 2025 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: WeRide Inc. Date Submitted: 04 December 2025 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 00800 Description Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 4,500,000,000 USD 0.00001 USD 45,000 Increase / decrease (-) USD Balance at close of the month 4,500,000,000 USD 0.00001 USD 45,000 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) N/A Description Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 500,000,000 USD 0.00001 USD 5,000 Increase / decrease (-) USD Balance at close of the month 500,000,000 USD 0.00001 USD 5,000 Total authorised/registered share capital at the end of the month: USD 50,000 Remarks:

FF301 Page 2 of 11 v 1.1.1 The class A ordinary shares of WeRide Inc. were newly listed on the Main Board of The Stock Exchange of Hong Kong limited on 6 November 2025. The information contained in section under "Balance at close of preceding month" refers to the balance upon listing on 6 November 2025.

FF301 Page 3 of 11 v 1.1.1 II. Movements in Issued Shares and/or Treasury Shares 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 00800 Description Ordinary Shares Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 971,801,907 0 971,801,907 Increase / decrease (-) Balance at close of the month 971,801,907 0 971,801,907 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) N/A Description Ordinary Shares Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 54,814,423 0 54,814,423 Increase / decrease (-) Balance at close of the month 54,814,423 0 54,814,423 Remarks: The class A ordinary shares of WeRide Inc. were newly listed on the Main Board of The Stock Exchange of Hong Kong limited on 6 November 2025. The information contained in section under "Balance at close of preceding month" refers to the balance upon listing on 6 November 2025.

FF301 Page 4 of 11 v 1.1.1 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 00800 Description Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). 2018 Share Plan (adopted in June 2018 and amended and restated in July 2024) - share options 97,556,193 Lapsed -854,163 96,702,030 87,097,599 0 General Meeting approval date (if applicable) 2). 2018 Share Plan (adopted in June 2018 and amended and restated in July 2024) - share awards 37,280,037 Lapsed -48,477 37,231,560 13,752,327 General Meeting approval date (if applicable) Increase in issued shares (excluding treasury shares): WVR ordinary shares A (AA1) Decrease in treasury shares: WVR ordinary shares A (AA2) Total funds raised during the month from exercise of options: HKD 0 Remarks: 1. The class A ordinary shares of WeRide Inc. were newly listed on the Main Board of The Stock Exchange of Hong Kong limited on 6 November 2025. The information contained in section under "Number of share options outstanding at close of preceding month" refers to the balance upon listing on 6 November 2025. 2. The Company will not grant further share options and share awards under the 2018 Share Plan after the listing of class A ordinary shares on the Main Board of the The Stock Exchange of Hong Kong Limited on 6 November 2025. For details, please refer to the Company's prospectus dated 28 October 2025.

FF301 Page 5 of 11 v 1.1.1 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 6 of 11 v 1.1.1 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable

FF301 Page 7 of 11 v 1.1.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) Not applicable

FF301 Page 8 of 11 v 1.1.1 (E). Other Movements in Issued Shares and/or Treasury Shares Not applicable Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): WVR ordinary shares A Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): WVR ordinary shares A

FF301 Page 9 of 11 v 1.1.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 10 of 11 v 1.1.1 V. Confirmations Not applicable Submitted by: Wang Liang Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)

FF301 Page 11 of 11 v 1.1.1 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 5. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.